[redacted]

03013953

AR 3/6/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43311

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sccot Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Flintlock Court
(No. and Street)

Bernardsville	NJ	07924
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John F. O'Connor 908-766-2408
(Area Code – Telephone Number)

PROCESSED
MAR 18 2003
THOMSON
FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holtz Rubenstein & Co., LLP
(Name – of *individual*, state *last, first, middle name*)

125 Baylis Road	Melville	NY	11747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2003
WASH, D.C.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2.)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I John F. O'Connor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sccot Financial Group, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Anna R O'Connor
an attorney at Law of the
State of New Jersey 2/11/03
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss).~~ Earnings
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity ~~or Partners' or Sole Proprietors' Capital~~.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOLTZ RUBENSTEIN & CO., LLP

SCCOT FINANCIAL GROUP, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2002

SCCOT FINANCIAL GROUP, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2002

CONTENTS

	Page
FINANCIAL STATEMENTS:	
Independent auditors' report	1
Statement of financial condition	2
Statement of earnings	3
Statement of changes in stockholders' equity	4
Statement of cash flows	5
Notes to financial statements	6 - 7
SUPPLEMENTARY INFORMATION:	
Computation of net capital under SEC Rule 15c3-1	8
Independent auditors' report on internal accounting control	9 - 10

FINANCIAL STATEMENTS

HOLTZ RUBENSTEIN & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Sccot Financial Group, Inc.
Bernardsville, NJ

We have audited the accompanying statement of financial condition of Sccot Financial Group, Inc. as of December 31, 2002 and the related statements of earnings, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sccot Financial Group, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holtz Rubenstein + Co., LLP

January 29, 2003
Melville, New York

Main Office: 125 Baylis Road, Melville, NY 11747-3823 • Fax 631/752-1742 • 631/752-7400
1120 Avenue of the Americas, New York, NY 10036-6773 • 212/398-7600
www.hrcpa.com

WORLDWIDE REPRESENTATION BY DFK INTERNATIONAL

SCCOT FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS	
CURRENT ASSETS:	
Cash	$147,250
Accounts receivable	37,550
	184,800
OTHER ASSETS	43,747
	$228,547
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 40,000
STOCKHOLDERS' EQUITY:	
Common stock, no par value, 3,000 shares authorized; 63 shares issued and outstanding	62,920
Additional paid-in capital	121,763
Retained earnings	3,864
Total stockholders' equity	188,547
	$228,547

See notes to financial statements

SCCOT FINANCIAL GROUP, INC.

STATEMENT OF EARNINGS

YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Consulting and advisory fees	$432,148
Interest	3,359
	435,507
EXPENSES:	
Client administration expense	232,071
Payroll and payroll taxes	129,557
Pension and profit sharing plan expense	12,237
Professional fees	26,770
Regulatory and administrative expenses	31,625
	432,260
INCOME BEFORE INCOME TAXES	3,247
INCOME TAXES	3,333
NET LOSS	$ (86)

SCCOT FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2002

	Total	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)
Balance, January 1, 2002	$188,633	$62,920	$121,763	$ 3,950
Net loss	(86)	-	-	(86)
Balance, December 31, 2002	$188,547	$62,920	$121,763	$ 3,864

See notes to financial statements

SCCOT FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (86)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in operating assets:	
Accounts receivable	(27,500)
Other assets	(33,509)
Decrease in operating liabilities:	
Accrued expenses	17,119
Total adjustments	(43,890)
Net cash used in operating activities	(43,976)
Net decrease in cash and cash equivalents	(43,976)
Cash and cash equivalents, beginning of year	191,226
Cash and cash equivalents, end of year	$147,250
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Income taxes paid	$ 2,211

See notes to financial statements

SCCOT FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

1. Organization and Accounting Policies:

a. Nature of operations

On October 4, 1990, Sccot Financial Group, Inc. (the "Company") was organized under the laws of the State of Delaware.

The Company was formed to provide investment banking services. The Company is licensed in the states of New York and New Jersey.

b. Cash equivalents

For financial statement purposes, the Company considers all highly liquid temporary cash investments with maturities of three months or less to be cash equivalents.

c. Allowance for doubtful accounts

Management must make estimates of the uncollectability of accounts receivable. Management specifically analyzes accounts receivable and analyzes historic bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

d. Income taxes

The Company has elected under the provisions of the Internal Revenue Code to be taxed as an S Corporation. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective shares of the Company's taxable income. State and local taxes have been provided for in accordance with statutory rates.

e. Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Related Party Transactions:

The Company has agreed to reimburse the stockholders for expenses incurred personally to conduct the business. They are to be reimbursed for these expenses only upon their efforts resulting in revenues to the Company. Reimbursements for expenses were paid to the stockholders, or their related entities, in the amount of approximately $232,000 in 2002.

During the year, the Company advanced $27,000 to a shareholder. Management has not accrued any interest on this loan as of December 31, 2002 and anticipates full repayment within the next twelve months.

3. **Pension Plan:**

The Company maintains defined contribution profit sharing and money purchase plans. At December 31, 2002, five stockholder employees were covered by the plans. Contributions for the year ended December 31, 2002 approximated $12,000.

4. **Net Capital Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2002, the Company had net capital of $105,505, which was $100,505 in excess of its required net capital of $5,000. The Company's net capital ratio was .4 to 1.

5. **Off Balance Sheet Risk and Concentration of Credit Risk:**

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments which are placed with high credit quality financial institutions.

Two clients individually made up 50% and 37% of consulting and advisory fees for the year ended December 31, 2002.

SUPPLEMENTARY INFORMATION

SCCOT FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2002

Total stockholders' equity	$188,547
Deductions and/or charges Other unallowable assets	81,297
Net capital before haircuts	107,250
Haircuts on securities Money market fund	1,745
Net capital	$105,505
Minimum net capital required (based on aggregate indebtedness)	$ 2,667
Minimum dollar requirement	$ 5,000
Net capital requirement, greater of minimum net capital required (based on aggregate indebtedness) or minimum dollar requirement	$ 5,000
Excess net capital	$100,505
Excess net capital at 1000% (net capital - 10% of aggregate indebtedness)	$101,505
Total aggregate indebtedness	$ 40,000
Ratio of aggregate indebtedness/net capital	.4 to 1

Variances between this computation of net capital under Paragraph F of Rule 15c3-1 and the Registrant's computation filed with Part II, Form X-17A-5 are not material in amount. Accordingly, no reconciliation is deemed necessary.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Officers and Directors of
Sccot Financial Group, Inc.
Bernardsville, NJ

In planning and performing our audit of the financial statements and supplemental schedule of Sccot Financial Group, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Sccot Financial Group, Inc. including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for or by anyone other than these specified parties.

Holtz Rubenstein + Co., LLP

January 29, 2003
Melville, New York